14041461

SEC[illegible]ISSION
Washington, D.C. 20549

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PUBLIC

AUG 29 2014

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2013 (MM/DD/YY) AND ENDING June 30, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smith, Moore & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7777 Bonhomme Ave., Suite 2400
(No. and Street)

Clayton	MO	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Deutsch 314-727-9075
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, L.L.C.
(Name – *if individual, state last, first, middle name*)

6 CityPlace Drive, Suite 900	St. Louis	MO	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/3/14

9/9/14

OATH OR AFFIRMATION

I, James Deutsch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith, Moore & Co., as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and Chief Executive Officer

Title

Notary Public

CAROL A. STOCKLIN
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: November 25, 2014
Commission Number: 10392611

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

BROWN SMITH WALLACE LLC
6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE℠

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Smith, Moore & Co.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Smith, Moore & Co. (a Missouri corporation, the "Company") as of June 30, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Smith, Moore & Co.'s management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Smith, Moore & Co. as of June 30, 2014 in accordance with accounting principles generally accepted in the United States of America.

Brown Smith Wallace, LLC

BROWN SMITH WALLACE, L.L.C.
St. Louis, Missouri
August 25, 2014

SMITH, MOORE & CO.

Statement of Financial Condition

June 30, 2014

ASSETS	
Cash	$ 2,937,985
Deposits with clearing organizations	532,327
Receivables from clearing organizations	551,933
Income receivable	1,111,908
Securities owned, at fair value:	
State and municipal government obligations	159,372
Property and equipment, net of accumulated depreciation and amortization of $573,807	273,395
Other assets	240,084
TOTAL ASSETS	$ 5,807,004
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Payables to clearing organizations	$ 158,749
Accounts payable, accrued expenses, and other liabilities	1,565,414
Deferred revenue on initial clearing agreement	2,902,079
Subordinated debt	87,000
TOTAL LIABILITIES	4,713,242
Stockholders' Equity	
Common stock: $1 par value; authorized 100,000 shares; 20,700 shares issued; 19,605 shares outstanding	20,700
Additional paid-in capital	1,765,373
Accumulated deficit	(487,779)
	1,298,294
Less treasury stock; 1,095 shares	204,532
TOTAL STOCKHOLDERS' EQUITY	1,093,762
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 5,807,004

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Significant Accounting and Reporting Policies

Nature of Operations

Smith, Moore & Co. (the "Company") is a registered securities broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The majority of the Company's customers are individuals and corporations residing in the Midwest. The Company's main offices are located in Clayton, Missouri. The Company has branch offices located in Chesterfield, Columbia, Boonville, Kirksville, Jefferson City, Osage Beach, and Louisiana in Missouri; Effingham and Pittsfield in Illinois; and Overland Park in Kansas.

The Company clears customer transactions with RBC Correspondent Services, a division of RBC Capital Markets LLC ("RBC") on a fully disclosed basis as an introducing broker.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deposits with Clearing Organizations

The Company has interest-bearing reserve deposits with various clearing organizations. The clearing organizations require deposits from all brokers for whom they transact business.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on a settlement date basis. Securities owned are accounted for at estimated fair value as determined by management and in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurements and Disclosures*. For trading securities, the resulting differences between cost and estimated fair value are reflected in current period earnings. For available-for-sale securities, the differences between cost and estimated fair value are reported as a separate component of the equity section of the statement of financial condition, as accumulated other comprehensive income or loss.

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to income as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the terms of the related lease or the useful lives of the assets.

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation/amortization are removed from the accounts; gains or losses resulting therefrom are included in the statement of income.

Deferred Revenue

As part of the clearing agreement with RBC, the Company received a cash incentive payment of $3,500,000. The amount was recorded as deferred revenue in 2013 and is amortized on a straight-lined basis over the ten year term of the agreement.

Income Taxes

The Company files its corporate income tax returns using a December 31 year end. The stockholders of the Company have elected to be treated as an "S" corporation under provisions of the Internal Revenue Code which provide that the stockholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for federal or state income taxes is reflected in these financial statements.

The Company has addressed the provisions of ASC 740-10, *Accounting for Income Taxes.* In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions. Tax years that remain subject to examination by major tax jurisdictions are 2011, 2012, 2013 and 2014, when filed.

Note B - Clearing Broker-Dealer Deposits

The Company is contractually obligated to maintain a deposit account at RBC. As designated by the terms of the agreement, the deposit account shall at all times contain cash, qualified securities or both having a fair market value of at least $200,000. This amount is included in deposits with clearing organizations in the accompanying statement of financial condition.

Pursuant to applicable Federal Reserve regulations, the Company also maintains a deposit with RBC relative to proprietary trading which covers securities purchased or sold short within the firm's inventory accounts. At June 30, 2014, this deposit was $300,000 and was included in deposits with clearing organizations in the accompanying statement of financial condition.

Note C - Securities Owned

Securities owned consist of trading and investment securities, at market value, as follows at June 30, 2014:

State and municipal government obligations	$ 159,372

These positions are offset by a corresponding loan obligation payable to RBC in the amount of $158,749 which is included in payables to clearing organizations in the accompanying statement of financial condition.

Note D - Property and Equipment

Property and equipment consists of the following at June 30, 2014:

Computers and office equipment	$ 427,502
Furniture and fixtures	334,050
Leasehold improvements	85,650
	847,202
Less accumulated depreciation and amortization	(573,808)
	$ 273,395

Note E - Fair Value Measurements

FASB ASC 820, *Fair Value Measurements and Disclosures* defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with ASC 820, financial assets and financial liabilities that are measured at fair value subsequent to initial recognition are grouped into three levels of inputs or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the reliability of assumptions used to determine fair value. ASC 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy established by ASC 820 is as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets that the Company has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Company's own assumptions about similar assumptions that market participants would use in pricing the asset, based on the best information available given the circumstances.

A financial asset's or liability's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities – Where quoted prices are available in an active market, securities are classified in Level 1 of the valuation hierarchy. Level 1 securities include certificates of deposit and exchange traded equity securities for which there are quoted prices in active markets. If quoted market prices are not available for a specific security or holding, the Company may estimate the value of such instruments using a combination of observed transaction prices, independent pricing services, and relevant broker quotes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided from independent pricing services. The Company may also use pricing models or discounted cash flows. Securities within this category are classified as Level 2 and primarily include certain state and municipal government

Note E - Fair Value Measurements (Continued)

obligations and equity securities whereby quoted market prices are not available. In cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2014:

		Fair Value Measurements at Reporting Date Using:		
Description	Balance 6/30/2014	Quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
State and municipal government obligations	$ 159,372	$ -	$ 159,372	$ -
Total	$ 159,372	$ -	$ 159,372	$ -

There were no transfers between Level 1 and Level 2 during the year.

ASC Topic 825, *Financial Instruments,* provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The fair value option has been elected for certain financial instruments that are not accounted for at fair value under other applicable accounting guidance.

Note F - Accounts Payable, Accrued Expenses, and Other Liabilities

Accounts payable, accrued expenses, and other liabilities consisted of the following at June 30, 2014:

Accounts payable	$ 37,311
Accrued expenses and other accrued liabilities	304,461
Accrued commissions payable	911,654
Accrued clearance fees	311,988
	$1,565,414

Note G - Short-Term Bank Loans

The Company has a line-of-credit agreement with Parkside Financial Bank & Trust ("Parkside") providing for borrowings up to $300,000. Interest is calculated at the bank's prime rate plus 0.5%, with a minimum of 5.00%. The agreement expires on February 28, 2015. It is collateralized by substantially all business assets. At June 30, 2014, there was no unpaid balance outstanding or pledged collateral under this agreement.

Note H - Subordinated Debt

For the year ended June 30, 2014, subordinated debt payable to a former stockholder of the Company in the amount of $376,758 matured on January 31, 2014, at which time the outstanding balance was due and paid in full.

As of June 30, 2014, subordinated debt is payable in the amount of $87,000 to a former stockholder of the Company. The debt bears interest at 5% per annum and is paid on a monthly basis. The note will mature on December 17, 2016 at which time the outstanding balance is due in full. The subordinated debt is treated as net capital under the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule 15c3-1. The note is subordinated and repayment restricted by the executed Subordinated Loan Agreement as approved by FINRA. Any prepayment of the debt by the Company without authorization from FINRA could result in disciplinary action.

Note I - Commitments

The Company leases office space, equipment, computer services, and securities research and information services under noncancelable operating leases expiring at various times through July 2019. Lease payments under all leases approximated $732,000 for the year ended June 30, 2014. Certain leases contain renewal options.

The following is a schedule of future minimum lease payments required under the leases as of June 30:

2015	$ 598,615
2016	228,995
2017	30,000
2018	30,000
2019	20,000

The RBC clearing agreement requires minimum monthly revenues from trade clearance and execution fees, clearing broker portion of managed account fees, and technology and other miscellaneous fees of $30,000 per month.

The Company could be subject to liquidated damages if an election is made to voluntarily terminate the ten-year term of the agreement early for convenience. The amount of the termination fee would be $30,000 for each remaining month of the initial term. The Company does not anticipate a voluntary termination of the Agreement as of June 30, 2014 and through the date the financial statements were issued.

Note J - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital, as defined, equal to the greater of $250,000 or 6-2/3 percent of total aggregate indebtedness, as defined. The Net Capital rule of the SEC also provides that advances to affiliates, repayment of borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions under Rule 15c3-1.

At June 30, 2014, the Company had Net Capital of $2,492,552 which was $2,242,552 in excess of the required minimum and the aggregate indebtedness to Net Capital ratio was .56 to 1, as computed under SEC Rule 15c3-1.

Note K - Financial Instruments with Off-Balance Sheet Risk

The Company's customer accounts are carried by the clearing broker-dealer. Execution and clearing services are also performed by the carrying broker-dealer. The agreement between the Company and the clearing broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. As designated by the terms of the arrangement, the Company carries a deposit with the broker-dealer in the amount of $200,000 (see Note B).

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors including size, duration, composition, and diversification of positions held, the absolute and relative level of interest rates and foreign currency exchange rates, as well as market volatility and liquidity. The Company manages market risk by setting and monitoring adherence to risk limits.

Note L - Employee Benefit Plan

Effective January 1, 2014, the Company established the Smith Moore 401(k) Plan for all employees meeting certain eligibility requirements. The Company may make discretionary contributions to the Plan, not to exceed the amounts as permitted under the Internal Revenue Code.

The Company had a Savings Incentive Match Plan for Employees for all employees meeting certain eligibility requirements. The Company contributed 2% of employee compensation to the Plan, not to exceed the amounts as permitted under the Internal Revenue Code. The Plan was effective January 1, 2012 through December 31, 2013, at which time it was discontinued.

Note M - Related Party Transactions

The Company pays monthly interest to former stockholders in accordance with the respective subordinated debt agreements (see Note H).

Note N - Common Stock Transactions

In December 2013, the Company purchased 565 shares of its common stock from a former stockholder for a total purchase price of $107,252. The value of the 565 shares acquired was recorded as an increase in treasury stock as reflected in the accompanying statement of changes in stockholders' equity. The Company issued a subordinated note in the amount of $87,000 to the former stockholder (see Note H), and withheld the remaining portion of the purchase price to cover anticipated costs of the Company associated with stock ownership as of the date of purchase.

Note O - Concentration of Credit Risk

The Company's cash is on deposit in a highly creditworthy financial institution. Accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At June 30, 2014, the Company had approximately $2,688,000 in excess of FDIC insured limits.

Note P - Contingencies and Legal Proceedings

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate the industry, including FINRA, the SEC, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to negate or correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines. During the year ended June 30, 2014 there were no amounts levied against the Company as a result of regulatory assessments and awards.

In the normal course of business, there are various legal actions and proceedings pending against the Company. In management's opinion, after consultation with outside counsel, the liability, if any, resulting from these legal actions will not have a material adverse effect on the Company's financial position.

Note Q - Subsequent Events

The Company evaluated subsequent events through August 25, 2014, the date the financial statements were available to be issued, and concluded that no further subsequent events have occurred that would require recognition or disclosure.